# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immatics N.V., CIK 0001809196
CUSIP: N44445109
Title of class of securities: ordinary shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: Paul Ehrlich-strasse 15, Tubingen, Germany (2M), 72076
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-004731
Filed by CIK 0001569064

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,190,129; sole dispositive power 0; shared dispositive power 11,190,129; aggregate amount beneficially owned 11,190,129 (8.3% of the class)
- AVERILL MASTER FUND, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,545,798; sole dispositive power 0; shared dispositive power 9,545,798; aggregate amount beneficially owned 9,545,798 (7.1% of the class)
- AARON COWEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,190,129; sole dispositive power 0; shared dispositive power 11,190,129; aggregate amount beneficially owned 11,190,129 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Immatics N.V.
Address of issuer's principal executive offices: Paul Ehrlich-strasse 15, 72076 Tubingen, Federal Republic of Germany

## Item 2. Person Filing
Name of person filing:
Suvretta Capital Management, LLC
Averill Master Fund, Ltd.
Aaron Cowen
Address of principal business office or, if none, residence:
Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
United States of America

Averill Master Fund, Ltd.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Aaron Cowen
c/o Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
Citizenship:
Suvretta Capital Management, LLC - Delaware
Averill Master Fund, Ltd. - Cayman Islands
Aaron Cowen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Suvretta Capital Management, LLC - 11,190,129
Averill Master Fund, Ltd. - 9,545,798
Aaron Cowen - 11,190,129
Percent of class:
Suvretta Capital Management, LLC - 8.3%
Averill Master Fund, Ltd. - 7.1%
Aaron Cowen - 8.3%
Sole power to vote or to direct the vote:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to vote or to direct the vote:
Suvretta Capital Management, LLC - 11,190,129
Averill Master Fund, Ltd. - 9,545,798
Aaron Cowen - 11,190,129
Sole power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 11,190,129
Averill Master Fund, Ltd. - 9,545,798
Aaron Cowen - 11,190,129

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 3 are directly owned by advisory clients of Suvretta Capital Management, LLC. None of those advisory clients, other than Averill Master Fund, Ltd., may be deemed to beneficially own more than 5% of the ordinary shares, nominal value (euro)0.01 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: By: /s/ Andrew Nathanson, Andrew Nathanson, General Counsel and Chief Compliance Officer (02/13/2026)
- AVERILL MASTER FUND, LTD: By: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (02/13/2026)
- AARON COWEN: By: /s/ Aaron Cowen, Aaron Cowen (02/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.